May 4, 2007

Kathleen Collins
Kari Jin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
File No. 0-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2007 with respect to the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 1, 2006, filed on February 5, 2007 and February 6, 2007.  The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience; we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 1, 2006

Item 9A. Controls and Procedures, page 69

1.                                      We note your disclosure that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were sufficiently effective to ensure that information required to be disclosed by the Company was “recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions for Form 10-K/A.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-l5(e).

In future filings, we will expand our disclosure to clarify that, if true, “our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

2.                                      Furthermore, considering your statement that the Company’s disclosure controls and procedures were “sufficiently effective,” it is not clear whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K and Release 33-8238.

In future filings, we will clarify whether our certifying officers have reached a conclusion that our disclosure controls and procedures are effective.

Note 1. Significant Accounting Policies

Reclassification, page 79

3.                                      We note that certain amounts in fiscal 2005 and 2004 as reported in the Consolidated Statements of Cash Flows have been revised in your current disclosures. Tell us how you considered whether these revisions were a correction of an error. In this regard, tell us why you have not identified your financial statements as restated and why the auditor’s opinion does not refer to the restatement. In your response, tell us how you assessed the materiality of the restatement to your financial statements and how you considered amending your prior quarterly and annual periodic Exchange Act filings. We refer you to SFAS 154, AU561.06 and SAB Topic 1M.

During the fourth quarter of 2006, Adobe identified the following classification errors in its fiscal 2005 and 2004 cash flow statements:

•                  A $9.6 million error, which understated operating cash flows and overstated investing cash flows.  This error related to pre-acquisition costs (costs incurred prior to purchasing Macromedia for $3.5 billion in the first quarter of 2006) that were included in prepaid and other assets at the end of fiscal 2005 and incorrectly shown as an operating cash outflow rather than investing outflow.

•                  An $18.4 million error in 2005 and a $21.1 million error in 2004 related to investments in debt securities.  The errors understated operating cash flow and overstated investing cash flows.   Many of our debt securities (mostly tax free municipal securities) were purchased at a premium and the premium is being amortized as a decrease to interest income.  These non-cash items should have been added back to net income to reconcile it to net operating cash flows; however, we included these amounts in purchases and sales of investments in investing cash flows.

Adobe considered Statement of Financial Accounting Standards No. 154 (SFAS 154), Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3. Additionally, we evaluated Staff Accounting Bulletins, Topic 1,

Financial Statements, Section M, Materiality (Topic 1M).   The Company ultimately concluded that these errors were not material to any annual or quarterly period.  Adobe considered both qualitative and quantitative factors as follows:

Quantitative Analysis:

Fiscal 2005 and 2004

					Trend
	Original		Adjusted	%	Year over Year	Year over Year
(in 000’s)	Balance	Adjustments	Balance	Change	Original	Adjusted

2005

Net cash provided by operating activities	$730,353	28,035	$758,388	3.8%	6.8%	7.6%
Net cash used for investing activities	$(320,363)	(28,035)	$(348,398)	8.8%	-3.0%	-0.8%

2004

Net cash provided by operating activities	$683,744	21,059	$704,803	3.1%	58.0%	63.0%
Net cash used for investing activities	$(330,253)	(21,059)	$(351,312)	6.4%	-43.0%	-39.0%

The error was less than 4% of operating cash flows in both 2005 and 2004 and had no material impact on trends.  Management does not believe that a reasonable investor would be influenced by the errors, which increased operating cash flows and had no impact on overall cash balances.

Changes in investing cash flows in both years are principally driven by purchases of investments.  The errors of premium amortization of $18.4 million and $21.1 million were a small percentage of the Company’s purchases of debt securities of $1.85 billion and $1.86 billion in 2005 and 2004, respectively.  Management does not believe that a reasonable investor would be influenced by immaterial changes in the Company’s purchases of debt securities.  The error had no material impact on the trend in net cash used for investing activity and had no impact on the overall cash balance.

Quarterly Financial Statements

Assuming the amortization of the debt premium occurred fairy evenly throughout the year, the errors in fiscal 2004 as a percentage of year-to-date operating cash flows were between 1% and 3%. The errors in fiscal 2004 as a percentage of year-to-date investing cash flows were between 2% and 3%.

Similarly, the errors were between 1% and 3% of year-to-date operating cash flows in the first and second quarters of fiscal 2005. The errors were between 1% and 2% of year-to-date investing cash flows in the first and second quarters of fiscal 2005.

The pre-acquisition cost error occurred in the third and fourth quarters of fiscal 2005.  When this error is combined with the premium amortization errors, the error is between 1% and 2% of year-to-date operating cash flows in the third and fourth quarters. Similarly, the errors were between 2% and 3% of year-to-date investing cash flows in the third and fourth quarters of fiscal 2005.

The Company concluded that the errors were not material to any fiscal 2005 or 2004 quarters.   We also note that the error “understated” cash flows from operations each quarter. As noted above, the premium amortization errors were a small percentage of the purchases of debt securities and had no material impact on trends.  Management does not believe that a reasonable investor would be influenced by immaterial changes in the Company’s purchases of debt securities quarter to quarter.

Qualitative Analysis:

We considered, among other factors, the nine qualitative factors in SAB 99, noting the following:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate — The misstatement arises from an item capable of precise measurement.

•                  Whether the misstatement masks a change in earnings or other trends — The misstatement does not mask a change in earnings as misstatement does not impact the income statement. The misstatement does not mask a change in trends to the cash flow statement as noted in the annual and quarterly Quantitative Analysis above.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise — The misstatement does not hide a failure to meet analysts’ consensus expectations.  We also note that no consensus estimates exist related to operating or investing cash flows.

•                  Whether the misstatement changes a loss into income or vice versa — The misstatement does not change a loss into income or vice versa.  For the cash flow from both operating and investing activities, the misstatement does not change cash used to cash provided or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability — The misstatement does not concern a segment or other portion of Adobe’s business that has been identified as playing a significant role in its operations or profitability.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements — The misstatement does not effect Adobe’s compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements — The misstatement does not affect Adobe’s compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation — The misstatement did not have an effect on management’s compensation because compensation is not determined based on Adobe’s cash flow statement.

•                  Whether the misstatement involves concealment of an unlawful transaction — The misstatement was not intentional and did not conceal an unlawful transaction.

Based on the quantitative and qualitative analysis above, we concluded that the errors were not material to our financial statements and therefore, the revised cash flow statement did not need to be marked “restated.”  By stating that the prior year amounts had been revised and disclosing the revision in the footnotes to the financial statements, the Company believes it appropriately applied the guidance set forth in Question 2 of the Staff’s Staff Accounting Bulletin 108 - Frequently Asked Questions, which states, “registrants should disclose the fact that they have corrected immaterial errors in the prior period financial statements and provide appropriate context for the adjustments so that the reader is not confused by the change.  Registrants may wish to put a notation on the face of the financial statements, such as a reference to a footnote that discusses the correction.”  As the change was not material, we do not believe it was necessary to label the columns “restated.”

As the errors were not material to the cash flow statement, there was no need for the Company’s independent registered public accounting firm to modify its report.

4.                                      We also note that similar revisions were made in your March 2, 2007 Form 10-Q financial statements; however, such revisions also included adjustments for “excess tax benefits from stock-based compensation.” Please explain why you did not adjust for a similar revision in your December 1, 2006 financial statements. In this regard, we note that the adjustments to your year-end financial statements were limited to “prepaid expenses related to the Macromedia acquisition” and “amortization of premium on available for sale securities.”

During the fourth quarter of fiscal 2006, the Company discovered that it had incorrectly presented the excess tax benefits from stock-based compensation in the statement of cash flows for the first three quarters of fiscal 2006.  The cash flow statement for the year ended December 1, 2006 was corrected prior to filing the fiscal 2006 Form 10-K and, as such, this excess tax benefit error did not exist in the fiscal 2006 cash flow statement.

We respectfully bring to the Staff’s attention that during the preparation of the Form 10-Q for the first quarter of fiscal 2007, the Company identified a new error related to the excess tax benefits from stock-based compensation in the 2006 cash flow statement.  This new error overstated fiscal 2006 operating cash flows by 3% and understated cash flows from financing activities by 4%.  The Company intends to revise its fiscal 2006 cash flow statement when filed in the fiscal 2007 Form 10-K to correct this immaterial error.

The Company concluded that the excess tax benefit errors, individually, and together with all errors, in the aggregate, were immaterial to the fiscal 2006 quarterly financial statements.  Errors in the aggregate were 1% or less of the year-to-date operating cash flows presented in the first, second and third quarter Form 10-Qs.  However, given that the year-to-date cash flow statement included in the fiscal 2006 Form 10-K had been corrected before filing (and will be corrected for the new error identified in the first quarter of fiscal 2007), the Company concluded that it was preferable to correct the immaterial errors in the first quarter 2006 cash flow statement (consistent with the change made at the end of fiscal 2006).  We intend to make similar changes to the cash flow statements for fiscal 2006 in the second and third quarter fiscal 2007 Form 10-Qs.

Revenue Recognition, page 82

5.                                      We note that the Company’s desktop application revenue from distributors is subject to agreements allowing for limited rights of return, rebates and price protection. We further note that the Company’s direct sales and OEM sales are also subject to limited rights of return. Please describe the significant assumptions, material changes and reasonably likely uncertainties used in your calculations and explain the impact of any significant adjustments to your financial statements. Also, tell us how you considered Rule 12-09 of Regu1ation S-X to present a separate analysis for each valuation allowance in the notes to your audited financial statements.

As discussed in the Company’s public filings, the Company does offer limited rights of return, rebates and price protection.  Below is a summary of each of the general provisions in our contracts:

•                  Adobe provides its distributors with limited rights of return which allow the distributor to return up to 10% of the product purchased during the previous quarter. In addition, distributors are allowed to return product that has reached the end of its life and product that is being replaced by a new version.

•                  Adobe offers rebates to its distributors and resellers. Rebates are generally between 2% to 5% of the product purchased and are based upon certain objectives and criteria that are set by Adobe. Adobe also offers mail-in rebates and short-term promotional rebates for its products.

•                  Adobe offers price protection to its distributors that allow the distributors the right to a credit if Adobe permanently reduces the price of a software product. The amount of revenue that is reduced for price protection is based on the price protection offered in a given quarter and is calculated as the difference between the old and new price of a software product on inventory held by the distributor prior to the effective date of the decrease. Adobe has given price protection to its distributors infrequently.  In addition, when Adobe has given price protection, the amount of price protection has been insignificant.   As such, no further discussion is provided below with respect to price protection.

•                  Adobe’s direct enterprise and OEM sales agreements contain limited rights of return in the event of a breach of contract. Returns to date have been infrequent. As such, no further discussion is provided below with respect to returns for direct enterprise and OEM.

Distributor Returns

On a quarterly basis, the amount of revenue that is reserved for future returns is calculated based on Adobe’s historical trends. We review the actual returns evidenced in the prior four quarters as a percent of revenue to determine a historical returns rate. We then apply that historical rate to the current period revenue as an estimate for future returns. If we believe our historical rate is not sufficient to cover the estimated future returns for a specific product, such as in the case of  returns of an older version product upon the announcement of a new version, we will calculate an additional estimate based on product return information available at that time.

Adobe also provides a specific returns reserve, where necessary, for product in the distribution channel in excess of estimated requirements. This estimate, as described in the company’s public filings, can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans and other factors.

Below is a summary of the estimated reserves versus the actual returns for fiscal 2006.

Fiscal 2006 (In ’000s) Revenue Subject to Returns	Estimated Returns	Actual Returns	Difference in Reserve vs. Actual Returns	Difference as a % of Channel Revenue
$2,160,627	$97,567	$102,511	$(4,945)	-0.2%

The difference between these historical estimates and the actual returns has not been significant. Differences were less than 1% of distributor revenues in Q1, Q2 and Q4 of fiscal 2006 and approximately 2.4% of revenues in Q3 of fiscal 2006.

Rebates

On a quarterly basis, we reduce revenue for rebates offered to our distributors and resellers. The amount of revenue that is reduced for distributor and reseller rebates is based on their actual performance against the objectives set forth by Adobe for that quarter (volume, timely reporting, etc.). If mail-in or other promotional rebates are offered, the amount of revenue that is reduced is based on the dollar amount of the rebate, taking into consideration an estimated redemption rate based on historical trends. In fiscal year 2006, Adobe’s rebate accrual was approximately $11.0 million per quarter which is less than 2% of our quarterly revenues. The difference between these accruals and actual payments has not been significant on a quarterly or annual basis.

Adobe has not experienced any unusual or significant returns, rebates or other adjustments.

Rule 12-09 of Regulation S-X

The Company considered Rule 12-09 of Regulation S-X, and concluded that a sales allowance did not meet the definition of a “valuation or qualifying account.” Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists does not refer to establishing a “valuation” account or allowance; rather it focuses on whether revenue recognition is appropriate.

Under FAS 48, revenue is reduced to reflect estimated returns before it is recognized. The net receivable recorded represents the asset resulting from the original transaction. As such, we believe it is inconsistent to state that a gross receivable exists (with an off-setting valuation allowance).

6.                                      We note that for certain OEM customers, the Company must estimate royalty revenue due to the timing of securing customer information. Tell us what percentage of your revenues is generated from royalties paid under OEM license revenues. Please provide us with a schedule, by quarter, of any adjustments recorded as a result of differences between the estimated revenue recognized and the actual revenues earned based on the information subsequently provided by your customers.

We advise the Staff that in fiscal year 2006, OEM royalty revenue represented approximately 11% of Adobe’s total revenues. Adobe’s OEM customers report royalty revenue to Adobe based on the contractual terms in their agreements. Due to the fact that Adobe’s fiscal quarters don’t always align with our OEM customers’ fiscal quarters, we must estimate a portion of royalty revenue for the periods that are not covered in the OEM’s reporting cycle.

Our estimate of the portion of royalty revenue not yet reported in a given period is based on actual historical reporting by our OEM customers. To substantiate the estimated revenue, we review license royalty revenue reports ultimately received from our significant OEM customers in comparison to the amounts estimated in the prior quarter. These significant customers make up approximately 70% of the total OEM revenue recognized. The remaining 30% represents customer amounts that are individually insignificant. As shown in the table below, in fiscal year 2006, the difference between the estimated revenue recognized and the actual revenue per royalty reports received from our significant OEM customers was not material when compared to total Company revenue.

2006 Quarterly Trend Data

(In 000’s)	Q106	Q206	Q306	Q406

Total Company Revenue	$655,478	$635,456	$602,191	$682,175
Total Royalty Revenue	57,717	71,869	69,944	84,012

Estimated Revenue for significant customers	44,253	47,283	50,086	59,000
Actual Revenue	45,141	50,663	47,672	56,678
Difference	$888	$3,380	$(2,414)	$(2,322)

% of Total Company Revenue	0.1%	0.5%	-0.4%	-0.3%

7.                                      We note that for multiple element arrangements, VSOE of fair value for maintenance and support is established by renewal rates. Please clarify whether renewal rates are stated in the initial software license arrangements. If so, then tell us what percentage of your customers actually renew at the stated rates and tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2.

Under Adobe’s OEM and direct enterprise agreements, VSOE of fair value for maintenance and support is established by the customer-specific renewal rate stated in the agreement. Based on fiscal year 2006 data, 99.5% of our OEM and direct enterprise customers renewed at the stated renewal rates in the contracts.

In order to ensure that maintenance and support rates remain substantive, Adobe’s revenue recognition policy precludes renewal rates less than 10% of net product price. This ensures that in accordance with Technical Practice Aid (“TPA”) 5100.54, renewal rates are never below the normal pricing practice of Adobe and therefore can be deemed to constitute VSOE of fair value on the maintenance and support.

8.                                      We further note that VSOE of fair value is established by the price charged when that element is sold separately. Tell us which elements are fair valued under this method. Describe the process you use to evaluate the various factors that affect your VSOE including customer type and pricing factors. Further address the issue that if your VSOE varies from customer to customer how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

We advise the Staff that in addition to the maintenance and support in our OEM and direct enterprise agreements, for which VSOE is established by stated contractual renewal rates as discussed in item 7 above, VSOE of fair value exists for the following:

•                  Desktop maintenance and support, and upgrade licenses under Adobe’s volume licensing programs which are transacted through distributors and resellers;

•                  Shrink-wrap software products sold through distributors and resellers; and

•                  Consulting services.

VSOE of fair value for desktop maintenance, support, and upgrade licenses sold under Adobe’s volume licensing programs and shrink-wrap software products:

Management, having the relevant authority, establishes pricing for the Company’s desktop maintenance, support, and upgrade licenses that are sold under Adobe’s volume licensing programs as well as its shrink-wrap software products. Adobe has a demonstrated history of subsequently selling maintenance, support, and upgrades at those established prices on a standalone basis. Adobe’s revenue policy does not allow for discounts on its maintenance, support, or its upgrade licenses, unless approved by management on an exception basis only. In fiscal 2006, less than 1% of total maintenance, support, and upgrade licenses were discounted off the distributor and reseller price lists. As such, we are able to establish VSOE of fair value for desktop maintenance, support, and upgrade licenses that are sold through distributors and resellers under our volume licensing program at the applicable list price.

VSOE of fair value exists for our shrink-wrap software products that are sold through distributors and resellers because we sell these products at the established price set by management.

We note that our established price lists do not vary customer to customer. However, Adobe does have different price lists within each region for desktop maintenance, support and upgrade licenses sold under Adobe’s volume licensing programs and shrink-wrap software products.

VSOE of fair value for Consulting Services:

Consulting services are approximately 1% of Adobe’s revenue. We have established VSOE of fair value for substantially all of our consulting services by reference to time and materials

(T&M) rates when such services are sold separately.   To support this assertion, Adobe performs a quarterly analysis of  T&M rates for consulting contracts executed within the last two fiscal quarters to determine if a significant portion (i.e. 80% or more) of the individual rates fall within a range of prices where the range does not deviate from the median by more than 15%. In order to calculate the median price points, we stratify the data by the country/region and currency and analyze the results based on worldwide compliance. As of our latest VSOE analysis, approximately 87% of our consulting rates fell within the range.

In instances in which Adobe is unable to establish VSOE based on this analysis, revenue is recognized for the entire fee based on output measures. This occurs infrequently and as such revenue in these situations has not been material.

Adobe does have regional price lists for its consulting services; however, we do not make any distinctions nor do we establish VSOE of fair value for different customer types by size or industry.

Exhibit 31.1 and 31.2 Certification

9.                                      We note that the identification of the certifying individuals at the beginning of Exhibits 31.1 and 31.2 as required by Exchange Act Rule13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

In future filings, we will not include the titles of the certifying individuals at the beginning of Exhibits 31.1 and 31.2 as required by Exchange Act Rule13a-14(a).

***

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-4808 with any questions regarding the above.

Sincerely,

Adobe Systems Incorporated

By	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Bruce R. Chizen (Adobe Systems Incorporated)
Karen O. Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Stuart Fagin (Adobe Systems Incorporated)
John Ebner, KPMG Engagement Partner
Jeff Jones, KPMG National Office